Exhibit 99.1

Annual General Meeting

The Registrant hereby announces that at the Annual General Meeting of shareholders held on December 14, 2023, the following proposed resolutions were adopted:

1.	To elect Mr. Yaron to serve as a director on the Company’s Board of Directors (the “Board”) for a term of 3 years (Class B), and until his successor has been duly elected and qualified.

2.	To approve the Company’s Compensation Policy, including new clawback provisions required by the Nasdaq Stock Market.

3.	To appoint Fahn Kanne & Co. Grant Thornton Israel, as the Company’s Independent Auditors for the year ending December 31, 2023, and for such additional period until the next annual general meeting of shareholders.

For additional details please refer to the proxy statement filed under Form 6-K on October 31, 2023.